UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42468

Hong Kong Pharma Digital Technology Holdings Limited

(Exact name of registrant as specified in its charter)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Appointment of Independent Director

Effective September 9, 2025, the board (“Board”) of directors of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) appointed Mr. Zhou Mike Yao (“Mr. Zhou”) as an independent director (“Independent Director”) of the Company and a member of the nomination committee of the Board.

Mr. Zhou, aged 34, has extensive experience in investment, capital markets, and corporate development. He has served as the regional director of Norwich Capital Limited since March 2024. Since 2019, Mr. Zhou has also been the owner and president of MYZ Corporate Relations Ltd., a private investment and consulting firm focused on the North American capital markets.

From May 2021 to March 2024, Mr. Zhou served as a director of Direct Communication Solutions Inc. (CNSX: DCSI). He was also a member of the board of directors of Explorex Resource Inc. (which now known as Raffles Financial Group Limited), a natural resources exploration company, from August 2019 to April 2021.

Earlier in his career, Mr. Zhou served as an analyst and associate with PI Financial, a privately-owned Canadian brokerage firm, from 2017 to 2018.

Mr. Zhou holds the Project Management Professional designation from the Project Management Institute, and a Bachelor of Science Degree in Statistics and Economics from the University of British Columbia.

There are no arrangements or understandings between Mr. Zhou and any other persons pursuant to which he was selected as a director, and there are no related party transactions involving Mr. Zhou that are reportable under Item 7.B of Form 20-F. There are and have been no transactions in which Mr. Zhou has an interest requiring disclosure under Item 404(a) of Regulation S-K. The Board has determined that Mr. Zhou is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

The Company agrees to pay Mr. Zhou an annual compensation of HK$100,000, payable in arrears, in equal installments quarterly. Under an indemnification agreement between the Company and Mr. Zhou in the Company’s standard form for officers or directors of the Company (the “Indemnification Agreement”), the Company will indemnify Mr. Zhou if Mr. Zhou is a party to or threatened to be made a party in any proceedings in connection with Mr. Zhou’s service as a director of the Company.

The Board believes Mr. Zhou will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Zhou on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Lap Sun Wong
Name:	Lap Sun Wong
Title:	Chief Executive Officer and Chairman

Date: September 11, 2025

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